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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stira Capital Markets Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18100 Von Karman Ave., Suite 500
(No. and Street)

Irvine	**CA**	**92612**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip D. Meserve President & CEO **949-333-3777**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ronald Blue & Co.
(Name - if individual, state last, first, middle name)

1551 N. Tustin Ave., Suite 1010	**Santa Ana**	**California**	**97205**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Phil Meserve, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Stira Capital Markets Group, LLC, as of December 31, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

See attached California Jurat

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [√] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 26 day of February 2019, Phil Meserve, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

NINA ZIBOROFF
COMM. # 2234063
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. APR. 10, 2022

STIRA CAPITAL MARKETS GROUP, LLC

REPORT OF INDEPENDENT REGSISTERED PUBLIC ACCOUNTING FIRM WITH FINANCIAL STATEMENTS

December 31, 2018

STIRA CAPITAL MARKETS GROUP, LLC

December 31, 2018

TABLE OF CONTENTS

RonaldBlue&Co.
CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Stira Capital Markets Group, LLC
Irvine, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stira Capital Markets Group, LLC (the Company) as of December 31, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Auditor's Report on Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Stira Capital Markets Group, LLC's auditor since 2009.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 25, 2019

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	53,600
Accounts receivable		5,850
Prepaid expenses		44,345
Total assets	$	103,795

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	31,847
Total liabilities		31,847
Member's equity		71,948
Total liabilities and member's equity	$	103,795

See accompanying notes and independent auditors' report

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2018

Revenue	
MBD Fees	$ 924,538
Marketing and due diligence	559,285
Total revenue	1,483,823
Operating Expenses	
Fees and licenses	6,286
Commissions	887,517
General and administrative	3,101
Legal and professional	92,856
Outside services	105,556
Shared expenses	569,185
Total operating expenses	1,664,501
Income/ loss before provisions for income taxes	(180,678)
Provision for income taxes	1,100
Net income (loss)	$ (181,778)

See accompanying notes and independent auditors' report

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

	Capital Contributions	Retained Earnings (Deficit)	Total
Balances at December 31, 2017	$ 442,331	$ (298,605)	$ 143,726
Net income (loss)	-	(181,778)	(181,778)
Contributions	110,000	-	110,000
Balances at December 31, 2018	$ 552,331	$ (480,383)	$ 71,948

See accompanying notes and independent auditors' report

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2018

For the year ended December 31, 2018, no subordinated liabilities or agreements exist in the financial statements of Stira Capital Markets Group, LLC

See accompanying notes and independent auditors' report

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

Cash flows from operating activities	
Net income (loss)	$ (181,778)
Adjustments to reconcile net income (loss) to net cash change in operating activities:	
Changes in:	
Accounts receivable	16,716
Prepaid expenses	(16,404)
Accounts payable	(193,642)
Net change in cash from operating activities	(375,108)
Cash flows from financing activities	
Member's contributions	110,000
Net change in cash from financing activities	110,000
Net change in cash	(265,108)
Cash and cash equivalents, beginning of year	318,708
Cash and cash equivalents, end of year	$ 53,600
Supplemental disclosures of cash flow information	
Cash paid for:	
Income taxes	$ 1,100
Interest	$ -

There were no investing or non-cash financing activities for the year ended December 31, 2018.

Note 1 - Summary of significant accounting policies

Organization and nature of business

Stira Capital Markets Group, LLC (the Company), a Delaware limited liability company, was formed on May 1, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. Upon active operations in March of 2009 the Company's business consists of the offering and sale of real estate and credit related investment products.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue recognition

Substantially all the revenue of the Company consists of commissions and due diligence fees from the sale of undivided interests in Stira Alcentra Global Credit Fund and Steadfast Apartment REIT III, Inc. Revenue is recorded upon the sale of these interests.

Concentrations of credit risk

Credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time the Company maintains cash deposits in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Revenue

The Company distributes all offerings and sale of undivided interests for Steadfast REIT Investments, LLC, and Steadfast Investment Holdings, LLC, both affiliates of Steadfast Companies. See Note 3 for related party disclosure.

Note 1 - Summary of significant accounting policies (continued)

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Management considers all accounts and commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded.

Income taxes

The Company, with the consent of its member, has elected to be taxed as a limited liability company (LLC) under the Internal Revenue Code and the laws of the applicable states in which they were formed. As a result of its election to be taxed as a LLC, the liability for federal income taxes is the obligation of the Company's member. As a result of this information, the Company is taxed on income for state income. For the year ended December 31, 2018, the Company's provision for taxes and related asset or liability includes State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, *Accounting for Uncertainty in Income Taxes*. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's statement of financial condition or income. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

Note 2 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2018, the Company had net capital of $21,753, which was $16,753 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 146.40%, or 1.46 to 1 at December 31, 2018.

Note 3 - Related party transactions

The Company received commissions from affiliates totaling $924,538 from the sale of publicly registered undivided interests in a non-traded real estate investment trust and a unlisted closed-end fund for the year ended December 31, 2018. The Company is the securities and financial services division of Steadfast Companies.

The Company had entered into an expense sharing agreement with Steadfast REIT Services, Inc. (SRS), under which SRS would be responsible for the services rendered by employees for the benefit of the Company and in connection with regulatory, compliance, and securities industry advisory services associated with the offering and operations of current and future private and public offerings of securities. The Company reimburses SRS according to the terms of the expense agreements. During the year ended December 31, 2018, the Company paid $559,285 for costs related to the expense agreements.

The Company had entered into an expense sharing agreement with Steadfast REIT Investments, LLC, under which Steadfast REIT Holdings (Holdings) its manager would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. The Company reimburses Holdings according to the terms of the expense agreements. During the year ended December 31, 2018, the Company paid $9,900 for costs related to the expense agreements.

The Company is owned by Steadfast REIT Holdings, LLC (SRH).

Note 4 - Income taxes

The provision for income taxes for the year ended December 31, 2018, consisted of the following:

State	$ 1,100

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2018, the Company's tax years for 2014, 2015, 2016, and 2017 are subject to examination by the tax authorities. As of December 31, 2018, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2013.

Note 5 - Subsequent events

Management has evaluated subsequent events through February 25, 2019, the date on which the financial statements were available to be issued.

STIRA CAPITAL MARKETS GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

Computation of net capital

Total member's equity	$	71,948
Deduct nonallowable assets		(50,195)
Net capital	$	21,753

Aggregate indebtedness

Items included in statement of financial condition:		
Various liabilities	$	31,847
Total aggregate indebtedness	$	31,847
Ratio: Aggregate indebtedness to net capital		146.40%

Computation of basic net capital requirement

Minimum dollar net capital required:		
Company	$	5,000
6-2/3% of total aggregate indebtedness		2,123
Minimum dollar net capital required		5,000
Net capital, as calculated above		21,753
Excess (deficit) net capital		16,753
Net capital less 10% of total aggregate indebtness		15,753
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	21,753

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

See independent auditors' report

STIRA CAPITAL MARKETS GROUP, LLC

STATEMENT UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2018, with the final audit report attached.

See independent auditors' report

STIRA CAPITAL MARKETS GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

STIRA CAPITAL MARKETS GROUP, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

RonaldBlue&Co.
CPAs and Consultants

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
Stira Capital Markets Group, LLC
Irvine, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Stira Capital Markets Group, LLC (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 25, 2019

STIRA CAPITAL MARKETS GROUP, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Check #	Check Date	Vendor Name	Amount
1081	7/18/2018	SIPC	$ 415.91
10131	7/18/2018	SIPC	415.90
1086	8/8/2018	SIPC	277.60
10134	8/8/2018	SIPC	277.59
10183	2/13/2019	SIPC	839.00
		Total payments made	$ 2,226.00

RonaldBlue&Co.
CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Stira Capital Markets Group, LLC
Irvine, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stira Capital Markets Group, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ronald Blue & Co.
CPAs and Consultants, LLP

Santa Ana, California
February 25, 2019

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

STIRA
CAPITAL MARKETS GROUP

18100 Von Karman Avenue, Suite 500 • Irvine, CA 92612
877-525-7264 • StiraCMG.com
Member: FINRA & SIPC

Exemption Report
December 31, 2018

Stira Capital Markets Group, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period January 1, 2018 through December 31, 2018, without exception.

I, Phillip Meserve, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Phillip D. Meserve
President & CEO